

Mail Stop 4546

January 11, 2017

Stanley C. Erck
President, Chief Executive Officer and Director
Novavax, Inc.
20 Firstfield Road
Gaithersburg, MD 20878

> **Re: Novavax, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 30, 2016**
> **File No. 333-215389**

Dear Mr. Erck:

We have limited our review of your registration statement to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that we will not be in a position to accelerate the effectiveness of your registration statement on Form S-3 until all outstanding comments regarding your Form 10-K for the fiscal year ended December 31, 2015 have been resolved.

Exhibit 5.1

2. Please have counsel revise Exhibit 5.1 to opine on the legality of the units that are being registered.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Irene Paik at (202) 551-6553 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc:     Paul M. Kinsella
        Ropes & Gray LLP